Filed by The PNC Financial Services Group, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934

Subject Company: National City Corporation

Commission File No. 001-10074

On October 29, 2008, James E. Rohr, the Chairman and Chief Executive Officer of The PNC Financial Services Group, Inc., was interviewed live on CNBC’s “The Closing Bell”. A transcript of the interview follows:

Maria Bartiromo:	Welcome back. Back here on the floor of the NYSE. You know, this week’s big deal, PNC’s purchase of National City for $5.6 billion, causing a little controversy on Wall Street this week, with one Ohio congressman claiming PNC received favorable treatment from the country’s top banking regulator. It’s a major deal certainly for PNC, boosting the bank’s total deposits to more than $180 billion.

We’re going to learn more about that right now as a CNBC Exclusive takes place. And we are speaking, for the first time since the deal was announced, to James Rohr, Chairman and CEO of PNC Financial.

Mr. Rohr, nice to have you on the program.

Jim Rohr:	Maria, nice to see you again.

Maria Bartiromo:	Welcome to you. So this was a big deal for you, acquiring National City. Tell me how it all came about.

Jim Rohr:	Well, we’re very, very excited about the transaction. We’ve been talking to National City for probably nine months. We’ve gotten to know them very well. And, you know, some of the issues that we had to deal with earlier in the year appear to be, to some extent, ameliorated. They’ve taken a number of charges; they raised capital in the spring.

Clearly, the TARP financing allowed us to raise some capital that we would need to bring their balance sheet onto ours. And I think, you know, banks are sold, as you know; not bought. When their board was ready to sell, we had a way to bring it together. We were very pleased that we did.

Maria Bartiromo:	And they were ready to sell actually at a discount. A lot of people are talking about the fact that there was a 19 percent discount here. Does that sort of indicate some desperation on the part of National City? They really need to do a deal? They were getting crushed in many ways because of the financial crisis?

Jim Rohr:	Well, the financial crisis has hit them very hard. You know they were a – if you were to look back about two or three years ago, they were doing so well in the mortgage business. The mortgage business has been clearly difficult these days. And who would have predicted the housing crisis that we have today? And it’s really foisted itself in a way on National City that they didn’t really expect.

(Graphic on screen)

INSIDE NATIONAL CITY

Total Assets: $100 billion

U.S. Footprint: Branches in 8 states

Businesses: Commercial & retail banking, mortgage financing

Jim Rohr:	So, I think the opportunity to put these two banks together really is a terrific one for us.

Maria Bartiromo:	It certainly expands your business quite a bit; gives you dominance in western Pennsylvania. You say you’ve been talking to National City on and off for, what, how long?

Jim Rohr:	Probably nine months. Nine months we’ve been talking to them.

Maria Bartiromo:	So, this is a very big opportunity. You were looking for a good entry point.

Jim Rohr:	Yes, we were. This is a good entry point for us.

(Graphic on screen)

AFTER THE DEAL

COMBINED NUMBERS IN PNC’S TOP MARKET

State	Branches	Deposits	Mktshare

PA	617	$56.8B	22 percent

OH	464	$36.9B	16 percent

MD	202	$9.6B	10 percent

Maria Bartiromo:	For sure. Tell me a little bit about your selling the preferred stock and really your relationship with the Treasury, your conversation there, in terms of the $700 billion TARP. How have those conversations proceeded in the preceding several weeks?

Jim Rohr:	Well, we had very few conversations, you know, with the regulators at all, other than ongoing stuff that the bank usually provides. We had, you know – they obviously sent us all the regulatory announcements about the TARP. We had a couple of conversations with different regulators about what amount we might be able to raise. And that would be 3 percent of our risk adjusted assets. Then we were able to raise 3 percent of National City’s risk adjusted assets as well, and it’s really worked out well for us.

(Graphic of PNC Financial chart)

Maria Bartiromo:	Let me ask you this, Mr. Rohr. I understand this is really improving your capital position, getting money from Treasury, but what are you getting? How big of a stake is the government taking in PNC?

Jim Rohr:	Well, the government is taking a $7.7 billion preferred stock issuance, which we will pay 5 percent dividend on. And they also receive a 15 percent warrant. So, it’s interesting that some of the perception is that they’re giving us the money. But really, what they’re doing is investing in a really solid bank like PNC. And we fully intend to pay that off over the next five years.

Maria Bartiromo:	And others might say that, yes, you are getting that money, but at the same time, you got some real favorable treatment here. What are your responses to critics who say, look, the banking regulators clearly favored you in this deal?

Jim Rohr:	I don’t think that’s necessarily the case. I mean, the TARP program had the outline of the terms and conditions of the preferred stock issuance. It’s the same preferred terms that were given to the nine banks originally. And it’s the same terms that are given by a whole series of banks that are being announced today.

Maria Bartiromo:	And that 7.7 percent [sic] preferred that you’re talking about, what kind of control does the government have in terms of your bank? A lot of people talk how, you know, you’re not going to be able to raise the dividend, do anything in terms of real movements, in terms of operating the business without checking with Treasury. How do you feel about that?

Jim Rohr:	Well, they have the opportunity to approve the dividend or any share re-purchase. And clearly they will review our executive compensation programs, as well. And we’re comfortable with that.

Maria Bartiromo:	We’ve got these letters from Henry Waxman. Did you get one of these letters?

Jim Rohr:	I didn’t get one of those. No.

Maria Bartiromo:	Looking at the compensation they want to – actually Henry Waxman wants to know a lot of things. He wants to know from 2006 to ‘08, the number of employees who were paid or are projected should be paid more than $500,000. It’s not just the top tier, but the executives who are making sizable amounts of money.

Jim Rohr:	Well, that’s fine with us. I think the risk management program that we have in place has allowed us to perform over that period. And we expect it to continue to perform, and we get paid based on performance.

Maria Bartiromo:	Mr. Rohr, is the government moving fast enough? It seems that the markets and investors are really not sure. One day it’s up; one day it’s down. A lot of confusion about specifically how the TARP is going to be working.

Jim Rohr:	Well, you know this is a – obviously, we’ve created a very large problem with the housing crisis in the US. It’s greater than any of the housing crises since the Depression. So, we have a major problem. I like the way that the Treasury, and the Fed and the OCC have worked together in order to solve some of the systemic risk problems that we have. And I think these most recent TARP programs will put capital, and the FDIC program guaranteeing deposits, I think, puts more confidence, back in the bank.

And this is a confidence issue. Once you lose confidence in the banking system, then you really have a, you know, panic. And I think they’ve done a very, very good job.

And as the TARP roll-out comes through, with their buying and trading various assets, I think we’ll get more liquidity in the market and that’ll help as well.

Maria Bartiromo.	So, what would be your guess in terms of timing? Where are we in this crisis in terms of timing?

Jim Rohr:	Well, I think 2009, it’s going to be a tough year. If you look back to 1990 and ‘91, the housing crisis didn’t bottom until 12 to 24 months after foreclosures peaked. And foreclosures haven’t peaked yet. And we’re in an economic slowdown. So, unemployment is increasing as well. So, 2009, I think, is going to be tough.

There was just announced a program, I guess to help the mortgage market by the government — that’s being announced today. And I think if we can help the mortgage market and help the foreclosure market, I think it could bounce back a little faster.

Maria Bartiromo:	What about the risk on your balance sheet? You’re taking out some risk here with National City. How long is it going to take for you to integrate that and get this risk off the balance sheet?

Jim Rohr:	Well, there’s two pieces. One is the marks that we have on their loans and their securities. And as I mentioned, we’ve been looking at National City for nine months now. So …

Maria Bartiromo:	You know what you’re getting.

Jim Rohr:	… along with BlackRock. We’ve looked very, very diligently at their assets and will be taking at the closing, you know, the appropriate marks on that. And the integration will take place over about a 24-month period of time. So, we’ll phase that through. And we’re pretty confident that we can do that.

Maria Bartiromo:	Mr. Rohr, good to have you on the program.

Jim Rohr:	Thank you very much.

Maria Bartiromo:	Thank you so much. We appreciate it.

Additional Information and Where to Find It

The proposed Merger will be submitted to National City’s and PNC’s shareholders for their consideration. PNC will file a registration statement with the SEC, which will include a joint proxy statement/prospectus, and each of National City and PNC may file other relevant documents concerning the proposed Merger. Shareholders and other investors are urged to read the registration statement and the joint proxy statement/prospectus when they become available, as well as any other relevant documents concerning the proposed Merger filed with the SEC (and any amendments or supplements to those documents), because they will contain important information. You will be able to obtain a free copy of the registration statement and the joint proxy statement/prospectus, as well as other filings containing information about National City and PNC, at the SEC’s website (http://www.sec.gov) and at the companies’ respective websites, www.nationalcity.com/investorrelations and www.pnc.com/secfilings. Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, free of charge, by directing a request to Jill Hennessey, National City Corporation, Senior Vice President, Investor Relations, Department 2229, P.O. Box 5756, Cleveland, OH 44101-0756, (800) 622-4204; or to PNC Financial Services Group, Inc, Shareholder Relations at (800) 843-2206 or via e-mail at investor.relations@pnc.com.

National City and PNC and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of National City in connection with the proposed Merger. Information about the directors and executive officers of National City is set forth in the proxy statement for National City’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 7, 2008. Information about the directors and executive officers of PNC is set forth in the proxy statement for PNC’s 2008 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 28, 2008. Additional information regarding the interests of those participants and other persons who may be deemed participants in the Merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed Merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.